Exhibit 99.1

February 9, 2015

To shareholders and creditors

UBIC, Inc. 2-12-23, Kounan, Minato-ku, Tokyo Masahiro Morimoto, CEO and Chairman of the Board

Notice of Simplified Merger

UBIC, Inc. (the “Company”) announces that it resolved to succeed to the rights and obligations of UBIC Risk Consulting, Inc. (Headquarters: 2-12-23, Kounan, Minato-ku, Tokyo) (“URC”) through a merger with the Company as the surviving company and URC being dissolved.

The merger will come into effect on March 12, 2015, and based on the provisions of Article 796, Paragraph 3 of the Companies Act for the Company and that of Article 784, Paragraph 1 of the same Act for URC, it was resolved that the merger will be implemented without holding a shareholders’  meeting at the Company or URC to approve the merger agreement. Since the Company will acquire 100% of the outstanding shares of URC at the time of the merger, there will be no issuance of new Company shares or any capital increase as a result of the merger.

Particulars

1.                  Based on the provision of Article 796, Paragraph 4 of the Companies Act, shareholders of the Company dissenting from the merger shall notify the Company in writing within two weeks from the date of the publication of this notice.

2.                  Based on the provision of Article 797, Paragraph 1 of the Companies Act, shareholders of the Company who dissent from the merger and exercise the right to request the purchase of shares shall notify the Company and include the number of shares relating to such share purchase demand in writing within the period from February 20, 2015 to March 11, 2015.

3.                  Creditors who dissent from the merger shall notify the Company within one month from the following date of the publication of this notice.

4.                  The status of disclosure of the latest balance sheet of the Company and URC is as follows:

(The Company)

Submitted the Annual Securities Report under the Financial Instruments and Exchange Act

(UBIC Risk Consulting, Inc.)

The summary of the final balance sheet is as follows.

February 9, 2015

Announcement of Financial Results for the Third Fiscal Year

UBIC Risk Consulting, Inc. 2-12-23, Kounan, Minato-ku, Tokyo Keisuke Furuno, President

Balance Sheet Summary

(As of March 31, 2014)	(Unit: Thousand yen)

Item		Amount
Assets	Current assets	52,114
	Total assets	52,114
Liabilities and Net Assets	Current liabilities	4,613
	Total liabilities	4,613
	Shareholders’ equity	47,500
	Capital	10,000
	Retained earnings	37,500
	Other retained earnings	37,500
	(Net profit)	(8,993)
	Total net assets	47,500
	Total liabilities and net assets	52,114

(End)